Philips agrees to sell FIMI to Barco of Belgium

November 27, 2009

Amsterdam, The Netherlands - Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced it has reached an agreement to sell the shares of FIMI to leading display technology company Barco NV (EURONEXT: BAR) headquartered in Kortrijk, Belgium. FIMI is a medical display provider that is currently part of Philips’ Healthcare business. The transaction value at closing, to be paid in cash, is EUR 19 million and the contract provides for an additional earn-out of EUR 10 million over the next five years. The transaction, which will have no material impact on EBITA, is subject to certain customary conditions being met and is expected to close around the end of 2009.

FIMI generated revenues of EUR 42 million in 2008, and employs around 80 permanent employees, predominantly based in Saronno, Italy. The divestment is in line with Philips Healthcare’s strategy to divest non-core activities and focus on expanding its growth platforms, such as Home Healthcare Solutions and Imaging Systems.

For more information, please contact:
Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

Sergio Tonfi
Philips Italy
Tel: +39 039 2035855
Email sergio.tonfi@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs more than 118,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

About Barco
Barco, a global technology company, designs and develops visualization products for a variety of selected professional markets. Barco has its own facilities for Sales & Marketing, Customer Support, R&D and Manufacturing in Europe, North America and Asia Pacific.
Barco (NYSE Euronext Brussels: BAR) is active in more than 90 countries with about 3300 employees worldwide. Barco posted sales of 725 million euro in 2008.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.